Mail Stop 3561

April 24, 2008

Ford Motor Co.
Mr. Donat R. Leclair, Jr.-Executive Vice President and Chief Financial Officer
One American Road
Dearborn, Michigan 48126

Re: **Ford Motor Co.**
    Form 10-K for the year ended December 31, 2007
    Filed February 27, 2008
    File Number: 001-03950

Dear Mr. Leclair:

   We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended December 31, 2007

Item 7-Management's Discussion and Analysis of Financial Condition and Results of
Operations

1. Please tell us and expand your MD&A disclosures to indicate the following:
    - the nature of your loaned securities;
    - the purpose of entering into these transactions;
    - the nature of the transactions that counterparties enter into with these
      loaned securities, and any associated risk that you may encounter.
    Furthermore, you state that borrowers must maintain 102% of collateral in cash or
    securities. In this regard, tell us how you monitor both the adequacy of collateral
    (e.g. valuation of loan securities and securities posted as collateral) and the risk of
    default.

2. Please tell us and consider expanding your trend disclosure to indicate
    management's conclusion regarding current key economic factors and trends (e.g.
    excess capacity, pricing pressures, repossession rates and current credit
    environment) and its effect on the residual values of the leased fleets, if
    applicable.

Financial Impact and Assumptions, page 43

3. You state that the execution of the restructuring plan priorities is expected to
    result in the overall profitability of your Ford North America segment, and
    Automotive Sector in your 2009 fiscal year. Since management determined that
    there should be no reliance placed on the turnaround plan for SFAS 109 purposes
    and, therefore, recorded a full valuation allowance, it appears that you should
    revise your disclosure here to include also include a cross reference to the
    applicable deferred taxes disclosures similar to the way you cross reference to
    both liquidity needs and outlook for your 2008 full-year performance.

Item 8- Financial Statements and Supplementary Data

Note 1- Principles of Presentation and Consolidation, page FS-8

4. We note that total assets and liabilities as presented in your sector and
    consolidated balance sheets differ due to the netting of deferred tax assets and
    liabilities. It appears that the sum of net deferred tax assets on your consolidated
    balance sheet at December 31, 2007 of $466 million reconciles to the amount you
    report in the table on page FS-39 of your income tax note; however, net deferred
    tax assets as presented on your sector balance sheet appear to differ by

approximately $163 million. Please reconcile this difference for us and consider expanding disclosure to reconcile sector and consolidated amounts.

Notes to the Financial Statements

Note 3- Marketable and Other Securities, page FS-14

5. We note you reconcile amounts to your sector financial statements.   However, please consider including a summary table that also reconciles the information provided to your consolidated balance sheets amounts.

Note 28- Commitments and Contingencies

Litigation and Claims, page FS-64

6. The disclosures in your note appear overly general and lack specificity. Accordingly, we believe you should consider adding disclosure such as, but not limited to, the following:
    - The range of loss and amount of damages sought in pending cases and upcoming trials. If such a range can not be determined, please revise to specifically state that management can not determine the range of loss.
    - A summary of your total litigation in which you are currently involved.
    - Disclosure of the total number of cases that specify damages (including total damages claimed) and those which do not specify any damages;
    - Management's assessment with respect to specific litigation and claims of the probability of incurring material damages with respect to litigation;
    - For matters involving a large number of claimants, disclosures indicating the number of pending cases from year to year.
    - Disclosures of cases which have reached a verdict along with any post-trial developments that might have at least a reasonable possibility of affecting the final outcome;
    - Cautionary language indicating that amounts should not be construed as judgments to be awarded, if applicable;
    - Cautionary language indicating that management has made estimates regarding damages sought, and that actual damages might differ, if applicable;
    - Cautionary language regarding the inability to allocate damage to specific defendants when damages are sought against multiple defendants, if applicable.

    Please revise accordingly.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or Lyn Shenk, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief